Exhibit 4.111

Guarantee Contract

Contract No.: TL1400018P

Guarantor: LI YONG HUI

Guarantee: China Minsheng Bank Shijiazhuang Branch

Signing Date : August 4, 2014

Guarantee Definition : To ensure multiple loans Party B (Guarantee) has lent to Ganglian Finance Leasing Co., Ltd, Party A (Guarantor) is willing to provide the Maximum Guarantee hereunder for Party B.

Maximum Amount: RMB105,000,000

Guarantee Term : From August 4, 2014 to August 4, 2016